貝克·麥堅時律師事務所

08003584

夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED
2008 JUL -7 A 7:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
JUL 08 2008
THOMSON REUTERS

SUPPL

June 18, 2008

Our Ref: 32201000-000001

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

Mail stop 00405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-35063)

This letter and the enclosed documents are furnished to the Securities and Exchange Commission (the "Commission") pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated June 2, 2008, copies of which are enclosed with this letter (a list of index provided in Annex 1).

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-1607 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Ingrid Ling / Ingrid Chiu

Encl.

Annex 1

A List of Documents Made Public in connection with the Listing since our last submission on June 2, 2008

1. Announcement of the Resolutions Passed at the Annual General Meeting and Distribution of Final Dividend for the Year Ended 31 December 2007, published by the Company, released on June 17, 2008

Jin Jiang Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店（集團）股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 02006)

ANNOUNCEMENT OF THE RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING AND DISTRIBUTION OF FINAL DIVIDEND FOR THE YEAR ENDED 31 DECEMBER 2007

The Board wishes to announce that the resolutions specified in the Notice of AGM were duly passed at the AGM held on Tuesday, 17 June 2008.

RESOLUTIONS PASSED AT THE AGM

The board (the "Board") of directors (the "Directors") of Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") is pleased to announce that the following resolutions were passed at the Company's annual general meeting (the "AGM") held at 9:00 a.m. on Tuesday, 17 June 2008 at Jin Jiang Grand Hall, Jin Jiang Hotel, No. 59 Maoming Road (South), Shanghai, the People's Republic of China. Shareholders or authorized proxies holding an aggregate of 3,325,128,000 shares with voting rights in the Company, representing 72.84% of the total number of issued shares of the Company as at the date of the AGM, were present at the AGM.

As at the date of the AGM, the number of issued shares of the Company was 4,565,000,000 shares, which was the total number of shares entitling holders to attend and vote for or against all the resolutions proposed at the AGM. There was no restriction on any shareholder casting votes on any of the proposed resolutions at the AGM. No shareholder was required to vote only against any of the proposed resolutions at the AGM.

The AGM was chaired by Mr. Yu Minliang, the Chairman of the Company and an executive Director. After consideration by the authorized proxies and through voting by way of poll, the following resolutions were passed at the AGM and the details of voting are as follows:

Summary of Resolutions (abbreviated)		Number of Votes (approximate %)		
Ordinary Resolutions		For	Against	Abstain
1	The report of the Board for the year ended 31 December 2007 was approved.	3,325,126,000 99.99994%	2,000 0.00006%	0 0.00000%
2	The report of the supervisory committee of the Company for the year ended 31 December 2007 was approved.	3,325,116,000 99.99994%	2,000 0.00006%	0 0.00000%
3	The audited financial statements and the auditors' report of the Company and of the Group as at and for the year ended 31 December 2007 was approved.	3,325,116,000 99.99994%	2,000 0.00006%	0 0.00000%
4	The proposed profit distribution plan and the final dividend distribution plan of the Company for the year ended 31 December 2007 was approved and to authorize the Board was authorised to distribute such dividend to its shareholders.	3,325,116,000 99.99994%	2,000 0.00006%	0 0.00000%
5	The appointment of PricewaterhouseCoopers, Hong Kong Certified Public Accountants, and Deloitte Touche Tohmatsu CPA Ltd. as the Company's international and PRC auditors, respectively to hold office until the conclusion of the following annual general meeting of the Company were approved, and the determination of their respective remuneration by the audit committee of the Board was ratified and confirmed.	3,325,116,000 99.99994%	2,000 0.00006%	0 0.00000%
Special Resolution				
6	The unconditional general mandate to issue, allot and deal with shares in the additional capital of the Company, and to make or grant offers, agreements and options in respect thereof, in accordance with the terms set out in Resolution No. 6 in the notice of AGM dated 30 April 2008 (the "AGM Notice") was approved and granted to the Board.	3,303,954,000 99.36351%	21,164,000 0.63649%	0 0.00000%

Please refer to the AGM Notice for the full version of the above resolutions.

As more than half of the votes were cast in favour of each of resolutions 1 to 5 and more than two-thirds in favour of resolution 6, all resolutions were duly passed as ordinary resolutions and a special resolution, respectively.

In accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, Computershare Hong Kong Investor Services Limited, the H share registrar of the Company, was appointed as the scrutineer at the AGM.

FURTHER INFORMATION ON THE PAYMENT OF THE 2007 FINAL DIVIDEND

The proposed final dividend of RMB0.03 per share (inclusive of tax, where applicable) for the year ended 31 December 2007 has been approved by the shareholders of the Company at the AGM. Shareholders of the Company whose names appear in the register of members of the Company on Monday, 16 June 2008 are entitled to the said final dividend.

The final dividend payable to holders of H Shares of the Company shall be paid in Hong Kong dollars based on the average of the closing benchmark exchange rates of Hong Kong dollars against Renminbi announced by the People's Bank of China for the week preceding 17 June 2008, namely HK$1.00 to RMB0.88459. Based on the above exchange rate, the amount of final dividend payable per H Share is HK$0.0339. The final dividend of HK$0.0339 per share is expected to be paid to holders of H Shares of the Company on or before 30 June 2008.

By Order of the Board
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, China, 17 June 2008

As at the date of this announcement, the executive directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive director is Mr. Shen Maoxing, and the independent non-executive directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Dr. Rui Mingjie, Mr. Yang Menghua, Dr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

BAKER & MCKENZIE
貝克·麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

June 26, 2008

Our Ref: 32201000-000001

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

Mail stop 00405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-35063)

This letter and the enclosed documents are furnished to the Securities and Exchange Commission (the "Commission") pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated June 23, 2008, copies of which are enclosed with this letter (a list of index provided in Annex 1).

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-1607 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Ingrid Ling / Ingrid Chiu

Encl.

RECEIVED

2008 JUL -7 A 7:41

Annex 1

A List of Documents Made Public in connection with the Listing since our last submission on June 23, 2008

1. Rights over Excluded Hotel Businesses and New Union, published by the Company, released on June 25, 2008

Jin Jiang Hotels

RECEIVED

2008 JUL -7 A 7:4

Shanghai Jin Jiang International Hotels (Group) Company Limited*
上海錦江國際酒店（集團）股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 02006)

RIGHTS OVER EXCLUDED HOTEL BUSINESSES AND NEW UNION

The Board is pleased to announce that, in accordance with the arrangements disclosed in the Prospectus, a meeting of the INEDs was held on 25 June 2008 to consider whether or not to exercise the relevant Rights granted to the Company over the Excluded Hotel Businesses and New Union under the Deed of Non-Competition by Jin Jiang International.

The INEDs present at the meeting decided not to exercise the relevant Rights granted to the Company over the Excluded Hotel Businesses and New Union under the Deed of Non-Competition for reasons set out below.

In accordance with the arrangements disclosed in the Prospectus, the INEDs held the second independent board committee meeting for the year 2008 on 25 June 2008 to review the proposal in respect of the latest situation of the Excluded Hotel Businesses and New Union as at the end of the first quarter of 2008 and to consider whether or not to exercise the relevant Rights granted to the Company over the Excluded Hotel Businesses and New Union under the Deed of Non-Competition by Jin Jiang International.

Having considered the proposal presented by the Company, the INEDs present at the meeting decided not to exercise the relevant Rights granted to the Company over the Excluded Hotel Businesses and New Union under the Deed of Non-Competition for reasons detailed below:

EASTERN JIN JIANG:

Jin Jiang International entered into an agreement with the other shareholders of Eastern Jin Jiang on 12 December 2007, pursuant to which the shareholders had agreed to convert Eastern Jin Jiang into a limited liability company in accordance with the Company Law of the People's Republic of China as soon as possible and to ascertain their respective capital contributions to Eastern Jin Jiang upon its conversion into a limited liability company. Jin Jiang International has, however, advised that it would not be able to transfer its interests in Eastern Jin Jiang to the Company prior to the successful conversion of Eastern Jin Jiang into a limited liability company. Jin Jiang International will use its reasonable efforts to procure the conversion of Eastern Jin Jiang into a limited liability company and issue a written notice to the Company as soon as practicable upon the completion of relevant procedures, so that the Company may determine whether or not to exercise its Rights to purchase Jin Jiang International's 50% direct and indirect equity interests in Eastern Jin Jiang.

As the conversion of Eastern Jin Jiang has not yet been completed, the Company is currently not able to exercise the relevant Rights. The Company will make further announcements on Eastern Jin Jiang as and when appropriate.

JC MANDARIN:

Pursuant to the joint venture contract and business licence of JC Mandarin, the joint venture term of operation of JC Mandarin shall expire in August 2008, whereupon Jin Jiang International shall have the right to acquire all buildings and facilities of JC Mandarin at nil consideration. As advised by Jin Jiang International, a written notice will be issued to the Company upon the withdrawal of the foreign shareholder of JC Mandarin and the completion of relevant legal procedures, notifying that the Company has the right to purchase the entire equity interests held by Jin Jiang International.

As the liquidation of JC Mandarin has not yet commenced and the foreign shareholder has not yet withdrawn, the relevant legal procedures have yet to be completed. Accordingly, the Company is currently not able to exercise the relevant Rights. The Company will make further announcements on JC Mandarin as and when appropriate.

PACIFIC SHANGHAI:

The joint venture term of operation of Pacific Shanghai has not expired and Jin Jiang International has not yet obtained any of the assets of this company.

GARDEN HOTEL SHANGHAI:

The joint venture term of operation of Garden Hotel Shanghai has not expired and Jin Jiang International has not yet obtained any of the buildings or facilities of this company.

NEW JIN JIANG BUSINESS TRAVELLERS:

The Company has not been granted any Rights in relation to this company under the Deed of Non-Competition.

JINYUAN INN AND JIAOZHOU ROAD INN:

In compliance with its undertaking under the Deed of Non-Competition regarding Jinyuan Inn and Jiaozhou Road Inn, on 10 December 2007, 上海市食品（集團）有限公司 (Shanghai Foods (Group) Limited), a subsidiary of Jin Jiang International, entered into a legally binding letter of intent with an independent third party to transfer its indirect equity interests in Jinyuan Inn and Jiaozhou Road Inn to such independent third party. The parties to the letter of intent have agreed to use their best endeavours to enter into a transfer agreement within 90 working days from the date of signing of the letter of intent (or such later date as agreed by the parties). The letter of intent shall lapse if a transfer agreement has not been entered into by the parties within 90 working days from the date of signing of the letter of intent (or such later date as agreed by the parties). As of the date of this announcement, the parties to the letter of intent have not entered into any transfer agreement within 90 working days from the date of signing of the letter of intent (or such later date as agreed by the parties). Accordingly, the letter of intent has lapsed.

The Company will make further announcements on Jiuyuan Inn and Jiaozhou Road Inn as and when appropriate.

NEW UNION:

The development project of New Union has not yet been completed. At present, New Union remains a real estate development company, which does not accord with the Group's current development strategy of focusing on hotel investment and hotel management.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Board"	means the board of directors of the Company
"Company"	means 上海錦江國際酒店（集團）股份有限公司 (Shanghai Jin Jiang International Hotels (Group) Company Limited), a joint stock company established in the People's Republic of China, the 1,391,500,000 H shares of which are listed on The Stock Exchange of Hong Kong Limited
"Deed of Non-Competition"	means the deed of non-competition dated 20 November 2006 entered into between the Company and Jin Jiang International
"Directors"	means the directors of the Company
"Eastern Jin Jiang"	means 上海東錦江大酒店有限公司 (Shanghai Eastern Jin Jiang Hotel Company Limited)
"Excluded Hotel Businesses"	means Eastern Jin Jiang, JC Mandarin, Pacific Shanghai, Garden Hotel Shanghai, New Jin Jiang Business Travellers, Jinyuan Inn and Jiaozhou Road Inn
"Garden Hotel Shanghai"	means 花園飯店(上海), a sino-foreign cooperative joint venture enterprise established jointly by Jin Jiang International and Nomura China Investment Company Limited
"Group"	means the Company and its subsidiaries
"INEDs"	means the independent non-executive Directors of the Company
"JC Mandarin"	means 上海錦滄文華大酒店有限公司 (Shanghai Jin Cang Mandarin Hotel Company Limited)
"Jiaozhou Road Inn"	means 上海食品集團酒店管理有限公司膠州度假旅館 (Jiaozhou Road Inn), a subsidiary of Shanghai Foods Group Hotel Management Company Limited

"Jin Jiang International"	means 錦江國際（集團）有限公司 (Jin Jiang International Holdings Company Limited), the controlling shareholder of the Company
"Jinyuan Inn"	means 上海食品集團酒店管理有限公司晉元大酒店 (Jinyuan Inn of Shanghai Foods Group Hotel Management Company Limited)
"New Jin Jiang Business Travellers"	means 上海錦江國際實業投資股份有限公司新錦江商旅酒店（分公司）(New Jin Jiang Business Travellers Hotels (branch company) of Shanghai Jin Jiang International Industrial Investment Company Limited)
"New Union"	means 上海新聯誼大廈有限公司 (Shanghai New Union Building Co., Ltd.)
"Pacific Shanghai"	means 上海太平洋大飯店有限公司 (Pacific Shanghai Hotel Company Limited)
"Prospectus"	means the prospectus dated 30 November 2006 of the Company
"Rights"	means the rights granted by Jin Jiang International under the Deed of Non-Competition to the Company to purchase or, in the case of Jinyuan Inn and Jiaozhou Road Inn, to purchase or lease, all (but not only a part thereof, unless otherwise agreed by Jin Jiang International) of Jin Jiang International's direct and indirect equity interests in the Excluded Hotel Businesses (excluding New Jin Jiang Business Travellers) and New Union

By Order of the Board of
Shanghai Jin Jiang International Hotels (Group) Company Limited*
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, the People's Republic of China
25 June 2008

As at the date of this announcement, the executive directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive director is Mr. Shen Maoxing, and the independent non-executive directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Dr. Rui Mingjie, Mr. Yang Menghua, Dr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

貝克・麥堅時律師事務所

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED
2008 JUL -7 A 7:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

June 23, 2008

Our Ref: 32201000-000001

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

Mail stop 00405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-35063)

This letter and the enclosed documents are furnished to the Securities and Exchange Commission (the "Commission") pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated June 18, 2008, copies of which are enclosed with this letter (a list of index provided in Annex 1).

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-1607 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Ingrid Ling / Ingrid Chiu

Encl.

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission on
June 18, 2008

1. Change of Address of the Joint Company Secretarial Office, published by the Company, released on June 20, 2008

Jin Jiang Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*
上海錦江國際酒店（集團）股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 02006)

Change of Address of the Joint Company Secretarial Office

The board of directors (the "Board") of Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") is pleased to announce that, effective from 23 June 2008, the address of the joint company secretarial office of the Company will be changed to 26/F, 100 Yanan East Road, Shanghai, China.

By Order of the Board
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, China, 20 June 2008

As at the date of this announcement, the executive directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive director is Mr. Shen Maoxing, and the independent non-executive directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Dr. Rui Mingjie, Mr. Yang Menghua, Dr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*